

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of April 30, 2024

The principal balances and results accumulated for the period ending April 2024 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	3.151.451
Loans and accounts receivables from customers and banks, net	40.121.262
Loans and accounts receivables from customers at fair value, net	107.779
Financial instruments	9.340.996
Financial derivative contracts	12.962.986
Other asset ítems	5.120.550
Total assets	**70.805.024**

Principal liabilities	MCh$
Deposits and other demand liabilities	14.080.304
Time deposits and other time liabilities	16.283.614
Issued debt and regulatory capital instruments	10.803.405
Financial derivative contracts	13.859.346
Other liabilities ítems	11.452.235
Total equity	4.326.120
Total liabilities and Equity	**70.805.024**

Equity attributable to:	
Equity holders of the Bank	4.196.832
Non-controlling interest	129.288

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	514.613
Net fee and commission income	172.499
Result from financial operations	67.249
Total operating income	**754.361**
Provision for loan losses	(172.582)
Support expenses	(295.776)
Other results	(35.620)
Income before tax	**250.383**
Income tax expense	(54.608)
Net income for the period	**195.775**

Attributable to:	
Equity holders of the Bank	191.134
Non-controlling interest	4.641

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ROMAN BLANCO R.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Abril de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Abril de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	3.151.451
Créditos y cuentas por cobrar a clientes y bancos	40.121.262
Créditos y cuentas por cobrar a clientes a valor razonable	107.779
Instrumentos financieros	9.340.996
Contratos de derivados financieros	12.962.986
Otros rubros del activo	5.120.550
Total Activos	**70.805.024**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	14.080.304
Depósitos y otras captaciones a plazo	16.283.614
Instrumentos de deuda y capital regulatorio emitidos	10.803.405
Contratos de derivados financieros	13.859.346
Otros rubros del pasivo	11.452.235
Total patrimonio	4.326.120
Total Pasivos y Patrimonio	**70.805.024**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.196.832
Interés no controlador	129.288

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	514.613
Ingresos netos de comisiones	172.499
Resultado de operaciones financieras	67.249
Total ingresos operacionales	**754.361**
Gasto de pérdidas crediticias	(172.582)
Gastos de apoyo	(295.776)
Otros resultados	(35.620)
Resultado antes de impuesto	**250.383**
Impuesto a la renta	(54.608)
Utilidad consolidada del periodo	**195.775**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	191.134
Interés no controlador	4.641

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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